UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                 SHELDAHL, INC.
                                (Name of Issuer)

                          Common Stock, $.25 Par Value
                         (Title of Class of Securities)

                                   822440 10 3
                                 (CUSIP Number)

                                 David A. Mahler
                                 Vice President
                          Jacobs Management Corporation
                       100 South Fifth Street, Suite 2500
                          Minneapolis, Minnesota 55402
                                 (612) 337-1864
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 11, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 2





1      NAMES OF REPORTING PERSONS                                                      IRWIN L. JACOBS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]
                                                                                       (b) [X]



3      SEC USE ONLY



4      SOURCE OF FUNDS (See Instructions)                                              BK, PF


5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT  ITEMS 2(d) or 2(e)                                                    [ ]



6      CITIZENSHIP OR PLACE OF ORGANIZATION                                            USA



       NUMBER OF              7        SOLE VOTING POWER                                0
        SHARES
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER                              0
         EACH
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER                           713,100
         WITH

                              10       SHARED DISPOSITIVE POWER                         0


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON                                                            713,100



12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES (See Instructions)                                       [ ]



13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.06%



14     TYPE OF REPORTING PERSON (See Instructions)                                      IN




CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 3




1      NAMES OF REPORTING PERSONS                                                      DANIEL T. LINDSAY
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]
                                                                                       (b) [X]



3      SEC USE ONLY



4      SOURCE OF FUNDS (See Instructions)                                              PF


5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT  ITEMS 2(d) or 2(e)                                                    [ ]



6      CITIZENSHIP OR PLACE OF ORGANIZATION                                            USA



       NUMBER OF              7        SOLE VOTING POWER                                223,453
        SHARES
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER                              0
         EACH
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER                           223,453
         WITH

                              10       SHARED DISPOSITIVE POWER                         0


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON                                                            223,453



12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES (See Instructions)                                       [ ]



13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                             1.90%





CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 4


14     TYPE OF REPORTING PERSON (See Instructions)                                      IN




1      NAMES OF REPORTING PERSONS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS              DENNIS M. MATHISEN
       (ENTITIES ONLY)


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a) [X]
                                                                                        (b) [ ]



3      SEC USE ONLY



4      SOURCE OF FUNDS (See Instructions)                                               PF, BK


5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT  ITEMS 2(d) or 2(e)                                                     [ ]



6      CITIZENSHIP OR PLACE OF ORGANIZATION                                             USA



       NUMBER OF              7        SOLE VOTING POWER                                546,641
        SHARES
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER                              0
         EACH
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER                           546,641
         WITH

                              10       SHARED DISPOSITIVE POWER                         0


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON                                                            546,641



12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES (See Instructions)                                       [ ]







CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 5


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                               4.50%



14     TYPE OF REPORTING PERSON (See Instructions)                                      IN





CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 6


1      NAMES OF REPORTING PERSONS                         MARSHALL FINANCIAL GROUP, INC.
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS                                        41-1624808
       (ENTITIES ONLY)


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [X]
                                                                                       (b) [ ]



3      SEC USE ONLY



4      SOURCE OF FUNDS (See Instructions)                                              WC, OO


5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT  ITEMS 2(d) or 2(e)                                                    [  ]



6      CITIZENSHIP OR PLACE OF ORGANIZATION                                            MINNESOTA



       NUMBER OF              7        SOLE VOTING POWER                                65,000
        SHARES
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER                              0
         EACH
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER                           65,000
         WITH

                              10       SHARED DISPOSITIVE POWER                         0


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON                                                            65,000



12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES (See Instructions)                                       [ ]



13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.55%


14     TYPE OF REPORTING PERSON (See Instructions)                                      CO

CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 7


         This Amendment No. 5 (the "Amendment") amends the Statement on Schedule 13D ("Schedule 13D") filed on September 21, 1998, as amended on October 20, 1998, December 7, 1999, February 25, 2000 and April 11, 2000, by Irwin L. Jacobs, Daniel T. Lindsay, Dennis M. Mathisen and Marshall Financial Group, Inc. (collectively, the "Reporting Persons") with respect to their beneficial ownership of common stock, par value $.25 per share ("Common Stock") of Sheldahl, Inc. (the "Company"). Capitalized terms used herein and not defined have the meanings ascribed thereto in Schedule 13D. This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in
Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

         On April 11, 2000 the Reporting Persons determined that they no longer intended to pursue a transaction to acquire the remaining equity interests of the Company not then owned by the Reporting Persons. In light of the foregoing, as of September 11, 2000, Irwin L. Jacobs and Daniel T. Lindsay have determined that it is no longer necessary for such individuals to act as members of the "group" consisting of the Reporting Persons with respect to their ownership of the Common Stock. Therefore, the Reporting Persons have determined that Messrs. Jacobs and Lindsay will no longer be included in the definition of "Reporting Persons," and will not constitute members of the "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, formed by the Agreement, dated as of December 7, 1999, by and among the Reporting Persons attached as Exhibit 1 to Amendment No. 2 to the Schedule 13D and as confirmed by Agreement dated as of February 25, 2000, by and among the Reporting Persons attached as Exhibit 1 to Amendment No. 3 to the Schedule 13D. The Agreement among the Reporting Persons providing for the withdrawal of Messrs. Jacobs and Lindsay from the "group" is attached as Exhibit 1 hereto.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         As a result of the determination outlined in Item 4 above, Irwin L. Jacobs and Daniel T. Lindsay have ceased to constitute members of the "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, as of September 11, 2000. Since Irwin L. Jacobs and Daniel T. Lindsay are no longer part of the "group", Daniel T. Lindsay no longer beneficially owns more than five percent of the Common Stock.

CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 8


ITEM 7.                    MATERIALS TO BE FILED AS EXHIBITS.

         *Agreement, dated as of September 21, 1998, by and among the signatories of this Amendment with respect to its filing.

         *Convertible Preferred Stock Purchase Agreement, dated as of July 30, 1998, by and among the Company, Dennis M. Mathisen and the other purchasers of Series D Stock set forth therein.

         *Warrant, dated as of July 30, 1998, issued by the Company to Dennis M. Mathisen.

         *Registration Rights Agreement, dated as of July 30, 1998, by and among the Company, Dennis M. Mathisen and the other purchasers of Series D Stock set forth therein.

         *Agreement dated as of October 20, 1998, by and amount the signatories of this Statement with respect to its filing.

         *Agreement as to joint filing pursuant to Regulation 13d-1(k)(1)(iii) dated December 7, 1999.

         *Letter of resignation of Dennis M. Mathisen to the Board of Directors of Sheldahl, Inc., dated November 19, 1999.

         *Convertible Preferred Stock Purchase Agreement, dated February 8, 1999, by and among Sheldahl, Inc., Dennis M. Mathisen and other purchasers of Series E Stock set forth therein.

         *Warrant, dated February 26, 1999, issued by Sheldahl, Inc. to Dennis
         M. Mathisen.

         *Agreement as to joint filing pursuant to Regulation 13d-1(k)(1)(iii) dated February 25, 2000.

         *Registration Rights Agreement, dated February 26, 1999, by and among Sheldahl, Inc., Dennis M. Mathisen, and the other purchasers of Series E Stock set forth therein.

CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 9


         *Letter to Edward L. Lundstrom from Irwin L. Jacobs, dated February 24,
          2000.

         *Exhibit A: Press release dated April 11, 2000.

         **Agreement, dated as of September 12, 2000, by and among the signatories of this Amendment with respect to its filing.

          *Previously filed
         **Filed herewith

                                   SIGNATURES


       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    September 12, 2000           /s/ Irwin L. Jacobs
                                       _________________________________
                                            Irwin L. Jacobs


                                       /s/ Daniel T. Lindsay
                                       _________________________________
                                            Daniel T. Lindsay

                                       /s/ Dennis M. Mathisen
                                       _________________________________
                                            Dennis M. Mathisen


                                       Marshall Financial Group, Inc.

                                       /s/ John A. Fischer
                                       _________________________________
                                       By:  John A. Fischer
                                       Its: Executive Vice President

                                  EXHIBIT INDEX

Exhibit No.       Document

         1. Agreement, dated as of September 12, 2000, by and among the signatories of this Amendment with respect to its filing.